Exhibit 99.2

Press Release

Media contact

Sven Jacobsen

T +49 171 28 79 127

sven.jacobsen@freseniusmedicalcare.com

Sabine Blessing

T +49 171 74 81 259

sabine.blessing@freseniusmedicalcare.com

Contact for Analysts and Investors

Ilia Kürten

T +49 6172 685 966

Ilia.kuerten@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care announces first tranche of its share buyback program of up to EUR 600 million as part of its new capital allocation framework

• Total volume of the initial share buyback is up to EUR 1 billion over two years

• Share buyback to take place until August 10, 2027

Bad Homburg (August 11, 2025) – Fresenius Medical Care (FME), the world’s leading provider of products and services for individuals with renal diseases, announced the launch of the first tranche of its initial EUR 1 billion share buyback, which is part of its new capital allocation framework as presented at its Capital Markets Day on June 17. Today, the first tranche of up to EUR 600 million was initiated, which is planned to be completed at the latest by April 30, 2026.

“With the share buyback program, we are rapidly implementing an important component supporting our new FME Reignite strategy. The new program relates to initial share buybacks totaling EUR one billion over two years. This underscores our goal of reigniting value creation for shareholders and enables our shareholders to participate in the strength of our company,” said Helen Giza, CEO of Fresenius Medical Care.

“The implementation of regular share buybacks in addition to a consistent dividend policy is part of our new capital allocation framework,” stated Martin Fischer, CFO of Fresenius Medical Care.

FME will provide regular updates on the progress of the share buyback program at https://freseniusmedicalcare.com/en/investors/shares/share-buy-back/.

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About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,676 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 300,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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